UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 28, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION
PURCHASE OF SIXTEEN AIRBUS A330 SERIES AIRCRAFT

On 28 December 2009, the Company entered into the Agreement with Airbus SAS regarding the purchase of sixteen Airbus A330 series aircraft (with engines).

The Agreement constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to shareholders’ approval.

CEA Holding, which directly or indirectly holds approximately 70.538% of the issued share capital of the Company, does not have any interest or benefit under the Agreement. No shareholder (including CEA Holding) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Agreement. The Agreement has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement in due course.

THE AGREEMENT

On 28 December 2009, the Company entered into the Agreement with Airbus SAS regarding the purchase of the Aircraft in accordance with the terms and conditions thereof.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Aircraft (i.e. sixteen brand new Airbus A330 series aircraft (with engines)).

Consideration	:
The aircraft basic price of the Aircraft in aggregate is approximately USD2.599 billion (RMB17.749 billion) based on the relevant price catalog in 2007. Such aircraft basic price comprises the airframe price (which is subject to price adjustment by applying a formula), optional features prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company material price concessions with regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the spare parts of the Aircraft, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is substantially lower than the aircraft basic price of the Aircraft mentioned above.

Based on such actual consideration under the Agreement, the relevant ‘‘percentage ratio’’ calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%, the Agreement constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. In respect of the transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on separate occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the actual consideration for the Aircraft.

The price concessions will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company confirms that the extent of the price concessions granted to the Company under the Agreement is more favourable than the price concessions that the Company had obtained under its previous agreement entered into in October 2004 with Airbus SAS regarding the purchase of certain Airbus A330 series aircraft. The Company believes that there is no material impact of the price concessions obtained under the Agreement on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Agreement are fair and reasonable and in the interests of the shareholders of the Company.

Payment terms and source of funding	:	The consideration under the Agreement is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded through bank loans from commercial banks.

Delivery	:	The Aircraft are expected to be delivered to the Company in stages from 2011 to 2014.

GENERAL

The Company and Airbus SAS	:	The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of manufacturing and selling aircraft.

Reasons for entering into the transaction and benefits expected to accrue to the Company	:
The Aircraft will primarily be used to satisfy the demand arising from the growth of the market of long-and-medium-haul routes passenger air transportation for the coming years, and strengthen the Company’s operational capabilities in the long-and-medium-hand routes passenger air transportation market. The transaction will optimize the overall fleet structure of the Company and enhance the construction of airline network. The transaction will also provide a more comfortable services to the passengers and increase the Company’s overall competitiveness.

Without considering the adjustments to be made to the aircraft fleet of the Group as a result of the market conditions and the age of the aircraft, based on the ATKs of the Group as at 31 December 2008, the addition of the Aircraft will increase the ATKs of the Group by 19.52%. In addition, based on the ATKs of the Group and 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) as at 31 December 2008, the addition of the Aircraft will increase the ATKs of the Group as enlarged by the completion of the absorption of 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) by 15.22%.

The addition of the Aircraft is part of the whole plan of the Company to condense its aircraft models and optimize its fleet structure. At the same time of the introducing of the Aircraft, the Company will phase out some old models of its existing aircraft step by step according to the hub network strategy of the Company and considering the then market demand.

As mentioned above, the consideration is, as currently contemplated, being funded through bank loans from commercial banks. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration under the Agreement is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations and the purchase of the Aircraft will not add immediate financial burden to the Company.

The transaction has been approved by the board of Directors, and is subject to approval by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

The Directors believe that the terms of the Agreement (including the price concessions under the Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Major transaction	:	The Agreement constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to shareholders’ approval.

CEA Holding, which holds approximately 70.538% of the issued share capital of the Company, does not have any interest or benefit under the Agreement. No shareholder (including CEA Holding) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Agreement.

The Agreement has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

FURTHER INFORMATION

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

‘‘Agreement’’	means the agreement entered into on 28 December 2009 by the Company with Airbus SAS regarding the purchase of the Aircraft;

‘‘Airbus SAS’’	means Airbus SAS, a company created and existing under the laws of France;

‘‘Aircraft’’	means sixteen brand new Airbus A330 series aircraft (with engines);

‘‘ATKs’’	means the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown;

‘‘CEA Holding’’
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding (directly or indirectly) approximately 70.538% of its issued share capital as at the date of this Announcement;

‘‘Company’’
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

‘‘Directors’’	means the directors of the Company;

‘‘Group’’	means the Company and its subsidiaries;

‘‘Hong Kong’’	means the Hong Kong Special Administrative Region of the People’s Republic of China;

‘‘Listing Rules’’	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	means the People’s Republic of China;

‘‘RMB’’	means renminbi, the lawful currency of the PRC;

‘‘Stock Exchange’’	means The Stock Exchange of Hong Kong Limited; and

‘‘USD’’	means United States dollar, the lawful currency of the United States of America.

For illustration purpose only, translation of USD to RMB is made in this announcement at the rate of USD1.00 to RMB6.83. No representation is made that any amount in RMB or USD could have been or could be converted at such rate or at any other rate or at all.

By order of the board of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
28 December 2009